Squire Patton Boggs (US) LLP

201 E. Fourth St., Suite 1900
Cincinnati, Ohio 45202

O   +1 513 361 1200

F   +1 513 361 1201

squirepattonboggs.com

Cassandra W. Borchers

T   +1 513 361 1200

cassandra.borchers@squirepb.com

May 12, 2025

Via E-Mail and EDGAR CORRESPONDENCE

Mr. Brian Szilagyi

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Align Alternative Access Fund: File Nos. 333-283452; 811-24029

Dear Mr. Szilagyi:

On May 5, 2025, Align Alternative Access Fund (the “Registrant” or the “Trust”) filed an Amended Registration Statement on Form N-2 with the U.S. Securities and Exchange Commission. You provided comment on May 6, 2025. Below, please find your comment and the Registrant’s responses, which the Registrant has authorized Squire Patton Boggs (US) LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Amendment. Please note that added language is in italics and deleted language appears struck through.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM COMMENT

1.	Comment: The Consent of Independent Registered Public Accounting Firm states that its report of the Registrant “which are included in Form N-CSR for the period ended March 20, 2025”. This statement is not correct as there was no Form N-CSR filing. Please include a revised Consent of Independent Registered Public Accounting Firm which omits the incorrect statement.

Response: The incorrect statement has been omitted from the revised Consent of Independent Registered Public Accounting Firm in the amended Form N-2 filing.

Over 40 Offices across 4 Continents

Squire Patton Boggs (US) LLP is part of the international legal practice Squire Patton Boggs, which operates worldwide through a number of separate legal entities.

Please visit squirepattonboggs.com for more information.

Squire Patton Boggs (US) LLP Via E-Mail Szilagyzibr@SEC.GOV	Mr. Szilagi May 12, 2025

If you have any questions concerning this request, please contact the undersigned at +1.513.361.1249.

Best regards,

/s/ Cassandra W. Borchers
Cassandra W. Borchers
Partner

CC:	Ashley Vroman-Lee
Charles Failla